Exhibit 99.8
BENEFICIAL OWNER ELECTION FORM
The undersigned acknowledge(s) receipt of your letter and the enclosed materials relating to the grant of non-transferable subscription rights (the “Subscription Rights”) to purchase equity shares, par value $0.000625 per share (the “Equity Shares”), of Azure Power Global Limited (the “Company”), pursuant to the rights offering (the “Rights Offering”) described and provided for in the Company’s prospectus supplement, dated December 27, 2021 (together with the accompanying base prospectus, dated December 10 2021, the “Prospectus”). Each Right will allow the holder thereof to subscribe for 0.3275 Equity Shares (the “Basic Subscription Right”) at the subscription price of $15.79 per whole Equity Share (the “Subscription Price”). Fractional rights will not be issued. Fractional rights will be rounded down to the nearest whole number, with such adjustments as may be necessary to ensure that the Company offers 15,828,917 Equity Shares in the Rights Offering.
With respect to any instructions to exercise (or not to exercise) Subscription Rights, the undersigned acknowledges that this form must be completed and returned such that it will actually be received by you by 5:00 p.m., New York City time, on the scheduled expiration date of the rights offering of January 24, 2022 (which may be extended by the Company).
This will instruct you whether to exercise the Subscription Rights to purchase Equity Shares distributed with respect to the Equity Shares, held through you as broker, dealer, custodian bank or other nominee for the account of the undersigned, pursuant to the terms and subject to the conditions set forth in the Prospectus, and the related “Instructions for use of Azure Power Global Limited Subscription Rights Certificates.”
I (we) hereby instruct you as follows:
(CHECK THE APPLICABLE BOXES AND PROVIDE ALL REQUIRED INFORMATION)
Box 1. [ ] Please DO NOT EXERCISE RIGHTS.
Box 2. [ ] Please EXERCISE RIGHTS as set forth below:
	Number of Shares of Equity Shares Subscribed For		Subscription Price		Payment
Basic Subscription Right		x	$15.79	=	$
(1 right = 0.3275)
Multiply the number of rights you wish to exercise by 0.3275 and
Round down to the nearest whole Equity Share
Box 3. [ ] Payment in the following amount is enclosed: $
Box 4. [ ] Please deduct payment of $     from the following account maintained by you as follows: (The total of Box 3 and Box 4 must equal the Total Payment Required specified above under Box 2.) Type of Account      Account No.
I (we) on my (our) own behalf, or on behalf of any person(s) on whose behalf, or under whose directions, I am (we are) signing this form:
•
irrevocably elect to purchase the number of Equity Shares indicated above upon the terms and conditions specified in the Prospectus; and

•
agree that if I (we) fail to pay for the shares of Equity Shares in full I (we) have elected to purchase pursuant to the exercise of the Subscription Right, you may exercise any remedies available to you under law.

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